Exhibit 99.1

Talend Announces Offering of 3,916,474 American Depositary Shares by Selling Shareholders

REDWOOD CITY, Calif.--(BUSINESS WIRE)--March 6, 2018--Talend (NASDAQ:TLND), a global leader in cloud and big data integration software, today announced the commencement of an underwritten public offering of 3,916,474 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, by investment funds affiliated with Silver Lake Sumeru and investment funds affiliated with Balderton Capital pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission (the “Commission”). Talend will not receive any proceeds from this offering.

Goldman Sachs & Co. LLC is the sole book-running manager of the offering.

A shelf registration statement relating to these securities was filed with the Commission on October 13, 2017, as amended, and became effective on October 19, 2017. The offering of these securities will be made only by means of a prospectus and prospectus supplement. You may obtain these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: 212-902-9316, or by e-mail: Prospectus-ny@ny.email.gs.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Talend

Talend (NASDAQ: TLND) is a next-generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA.

Forward-Looking Statements

This press release contains forward-looking statements with respect to the public offering, which are subject to substantial risks, uncertainties and assumptions. You should not place reliance on these statements. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that Talend and its management have made in light of perceptions of expected future developments and other factors Talend and its management believe are appropriate in these circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. Many factors could affect Talend’s actual performance and results and could cause actual results to differ materially from those expressed in the forward-looking statements, including, among others, risks and uncertainties related to the capital markets. All forward-looking statements attributable to Talend or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Talend undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:
The Blueshirt Group for Talend
Lisa Laukkanen or Lauren Sloane, 650-268-5018
ir@talend.com
or
Talend
Chris Taylor, 650-268-5024
VP, Corp. Communications
ctaylor@talend.com